                                                                  July 20, 2005

VIA EDGAR
David R. Humphrey, Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Covenant Transport, Inc.
Commission File No. 0-24960
Form 10-K: For the year ended December 31, 2004 ("Form 10-K")

Dear Mr. Humphrey:

This letter responds to the Staff's comments to Covenant Transport, Inc.'s Form 10-K, as set forth in the Staff's letter dated July 6, 2005. For your convenience, the headings and paragraph numbers in this letter correspond to the headings and paragraph numbers in the Staff's letter.

Form 10-K: For the year ended December 31, 2004

Management's Discussion and Analysis

Overview, page 14

Increase to Claims Reserves, page 15

1.         Question:

We note that the $19.6 million adjustment made in the fourth quarter of 2004, as described in this section and elsewhere in the filing, relates to the 2001-2003 fiscal years' increases in primary retention amounts for and frequency of workers compensation and casualty claims. Supplementally explain to us why you feel this is a change in estimate versus an error, and is properly recorded during 2004.

           Answer:

                   We offer the following information supplementally.

David R. Humphrey, Branch Chief
July 20, 2005

Executive Summary

   Consistent with paragraph 13 of APB 20, we believe the $19.6 million adjustment was a change in estimate, rather than the correction of an error, because it resulted from subsequent developments including:

1)  variability in the amount covered by the Company, due to the changes in retention;
2)  increased frequency of accidents and claims; and
3)  more volatility in the amount of claims costs and settlements

These subsequent developments (i.e., development of large claims, particularly during 2004 when several large claims incurred during 2003 began to develop with more volatility and overall adverse developments), supplemented by a third-party actuarial study, afforded us better insight to make improved judgments as to our estimated ultimate liability for self-insurance reserves.

History of Deductible/Retention Limits

   We have significantly increased the self-insured retention portion of our insurance coverage for claims since February of 2001. In February of 2001 we had a $5,000 deductible for liability claims and a $250,000 deductible for workers' compensation claims. At March 2005, we were self-insured for personal injury and property damage claims for amounts up to $2.0 million per occurrence, subject to an additional $2.0 million self-insured aggregate amount, which results in the total self-insured retention of up to $4.0 million until the $2.0 million aggregate threshold is reached. We are also self-insured for cargo loss and damage claims and for workers' compensation for amounts up to $1.0 million per occurrence. The following chart reflects the major changes in our casualty program since March 1, 2001:

Coverage Period	Primary Coverage	Primary Coverage SIR/deductible	Excess Coverage	Excess Coverage SIR/deductible
Prior to March 2001	$1.0 million	$5,000	$14.0 million	$0
March 2001 - Feb. 2002	$1.0 million	$250,000	$49.0 million	$3.0 million
March 2002 - July 2002	$2.0 million	$500,000	$48.0 million	$3.0 million
July 2002 - Nov. 2002	$2.0 million	$500,000	$0(1)	$0(1)
Nov. 2002- Feb. 2003	$4.0 million	$1.0 million	$16.0 million	$3.0 million
March 2003 - Feb. 2004	$5.0 million	$2.0 million(2)	$15.0 million	$2.0 million
March 2004 - Feb. 2005	$5.0 million	$2.0 million(2)	$15.0 million	$2.0 million
March 2005 - Feb. 2007	$2.0 million	$2.0 million(2)	$48.0 million	$0

(1)	Represents period for which no proof of insurance was available from agent and coverage was determined to be invalid.

(2)	Plus applicable self-insured corridor of $2.0 to $4.0 million. Self-insured retention of $1.0 million for cargo damage.

   In summary, the table demonstrates that the Company has made several changes to its risk management program, which has increased the amount of the Company's exposure for large claims.

David R. Humphrey, Branch Chief
July 20, 2005

History of Casualty Accident Trend Rate

   Our frequency rate for casualty claims and workers' compensation claims increased significantly between 2000 and 2003 before reversing in 2004. The following table illustrates DOT accidents per million miles, the number of large casualty claims (defined as claims greater than $250,000), and the number of workers' compensation claims for our Covenant Transport subsidiary, which constitutes 90% of our revenue.

Calendar Year	2000	2001	2002	2003	2004
DOT Accident Frequency Ratio	.706	.877	1.237	1.257	1.103
Casualty Claims Over $250,000	12	13	17	13	7
Number of Workers' Comp Claims	561	720	696	831	669

Although the number of large casualty claims declined in between 2002 and 2003, the severity (or expected ultimate claim liability) of accidents was greater in 2003 for large claims. In addition, since the Company was increasing both its deductible and exposure per claim in each of these years, the impact of large claims was more significant when compared to overall self-insurance liabilities.

History of Balance Sheet Claims Accrual

   Prior to 2001 our reserve for estimated claims was not significant because of very low self-insured retention amounts. In 2001, our self-insured retention increased as management adopted a strategy to manage the increased premium costs due to changes in the insurance market caused insurers to raise premiums. Between 2001 and 2004 our self-insured retention increased significantly, as did our actual claims experience. Accordingly, we began estimating our individual claims reserves and aggregate self-insurance reserves with limited historical company-specific claims and development experience.

   Our process for estimating claims included utilizing a third-party claims administrator that worked under our direction, having an internal risk management committee evaluate all large claims and using actuarial software to estimate ultimate payouts, concerning the appropriate range for our self-insurance reserves. Based on all available information we established claims reserves and an estimate of incurred but not reported (IBNR) amounts in establishing self-insurance reserves for financial reporting. This information was updated periodically (at least quarterly) to adjust the self-insurance reserve to our estimate of ultimate liability.

   By 2004, we had more experience concerning development of large claims, although the most significant claims had occurred during 2003. The aggregate development of the large claims was trending to be greater than originally estimated or anticipated when using historical development information. In addition, the overall size of the self-insurance reserve had grown to $27.4 million at the end of 2003 as the result of the increase in retention on a per claim basis as well as an increase in the number of claims. The following table illustrates the increase in the self-insurance reserve for estimated casualty and workers' compensation claims:

Year ended December 31,	2000	2001	2002	2003	2004
Insurance Claims Accrual ($millions)	1.0	11.9	21.2	27.4	46.2

Third-Party Actuarial Analysis

   As a result of the changes in retention levels, unfavorable claims development, particularly relating to large claims incurred in 2003, and the increases in the amount of the overall self-insurance reserve, in mid 2004 we engaged an independent, third-party actuarial services firm to review our loss history and provide an estimate of our ultimate payout of claims incurred through August 2004 in a

David R. Humphrey, Branch Chief
July 20, 2005

report. This was disclosed in the Company's Form 10-Q for the quarter ended September 30, 2004. The Company requested the actuary to update the information through December 31, 2004, which was received in January 2005. The actuarial firm provided additional information concerning industry-wide development trends, an analysis using different actuarial methods to produce a range of actuarial estimates, and additional analysis of our large claims and estimation of development of large claims and overall development.

Development of Large Claims

   Between 2003 and 2004, we increased the estimated ultimate amount on several large claims, as subsequent information and developments on these claims indicated that the initial estimates needed to be increased. These subsequent developments included items such as settlement negotiations, additional facts concerning the claim, continued inflation in the amount of liability awards against truckers generally, unfavorable court decisions, and more experience in evaluating the overall cost of claims. One large claim incurred in the first quarter of 2003 illustrates this point, as the change from the initial estimate to the estimate at December 31, 2004, was $2.1 million.

   Based on the subsequent evaluation of the information and the impact of the developments described above, supplemented by our third party actuarial review, we determined that a change in our estimated ultimate liability, and thus in our self-insurance accrual, of $19.6 million was warranted.

Accounting Treatment

    Paragraph No. 13 of APB 20 states:

Errors in financial statements result from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared.  In contrast, a change in accounting estimate results from new information or subsequent developments and accordingly from better insight or improved judgment.

   We believe the increase in claims reserve did not meet the definition for an error under APB 20. The adjustment was not the result of (1) a mathematical mistake, (2) a mistake in the application of accounting principles, or (3) an oversight or misuse of facts that existed at the time the financial statements were prepared. Management used all facts available at the balance sheet date concerning the claims, used the processes then in place, took into consideration the views of the outside third-party claims administrator, and made an estimate.

   The adjustment meets the definition of change of accounting estimate under APB 20. We believe that this change is a change in estimate consistent with the guidance contained in Paragraph 10 of APB 20, which states: “Future events and their effects cannot be perceived with certainty; estimating therefore requires the exercise of judgment. These accounting estimates change as new events occur, as more experience is acquired, or as additional information is obtained.”, and Paragraph 13 of APB 20, which states: “… a change in accounting estimate results from new information or subsequent developments and accordingly from better insight or improved judgment.” The Company’s conclusion that it was necessary to increase the self-insurance liabilities resulted from more information and experience, as well as continued adverse developments. We believe the impact of that conclusion has been appropriately accounted for as a change in accounting estimate.

David R. Humphrey, Branch Chief
July 20, 2005

    For the reasons explained above, the adjustment was properly recorded in 2004 as a change in estimate.

2.         Question:

As a related matter, we note that you have discussed adjusted net income for the $18 million ($12.2 million net of tax) current year adjustment to claims reserves as well as net income in your overview of results, and that you have presented a non-GAAP measure reconciliation to net income for this presentation. Assuming that this change represents a change in estimate, we would generally not consider it to constitute a "non-recurring" item for purposes of a non-GAAP presentation. Accordingly, we believe that this presentation should be eliminated from your future reports pursuant to the guidance in Item 10 (e) of Regulation S-K. Please revise or advise. In this regard, please note we do not object to the discussion of the effect of this charge on net income in the context of the discussion of net income as measured by GAAP. Such a discussion appears to be beneficial to a reader's understanding of the financial statements and is therefore acceptable.

   Answer:

   We agree with your comment and will make the suggested change in future filings.

Table of Contractual Obligations, page 23

3.         Question:

We note that you have included only principal payments in your table of contractual obligations. We generally believe you should also include estimated interest payments in the table as these represent a contractual obligation. Your tabular disclosure should be accompanied by a footnote explanation of the methodology used in the calculation. See Section IV.A of FR-72 for guidance and revise or advise.

Answer:

   We have reviewed Section IV.A of FR-72 and footnote 46 referenced therein.

  The borrowings referenced in our Contractual Commitments table consist of draws under a revolving line of credit and an accounts receivable securitization program. Both facilities have fluctuating borrowing amounts and variable interest rates, which makes disclosure concerning interest payments subject to certain assumptions that cause actual interest payments to fluctuate over time. Further, we are not certain that interest on the relatively small amounts drawn at December 31, 2004, would be "material" as footnote 46 requires for disclosure. Nevertheless, we have no objection to the suggested additional disclosure.

   We would propose to incorporate information concerning interest payments in a footnote to the table in future filings.

David R. Humphrey, Branch Chief
July 20, 2005

Financial Statements

Note 1: Summary of Significant Accounting Policies

Nature of Business, page 44

4.          Question:

We note from the discussion of your business on page 4 that you are organized into four major transportation services: Expedited Team Service, Dedicated Fleet Service, Temperature Controlled Service, and Regional Truckload Service. Supplementally explain to us how you have organized your business, how this organization relates to the description on page 4, and why you feel these activities do not constitute separately reportable operating segments. Refer to the guidance in paragraph 10 of SFAS 131.

   Answer

   Within Covenant Transport, we offer four main transportation services: Expedited Team Service, Dedicated Fleet Service, Regional Truckload Service, and Temperature-Controlled Service. SRT also offers Temperature-Controlled Service under a separate brand and operation. The four transportation services at Covenant Transport have been managed from a single location under a common income statement.

   Over the past several years, our operations have been evolving such that Expedited Team Service has diminished as a percentage of revenue and the other services have increased as a percentage of revenue. Our discussion of the business on page 4 affords readers the opportunity to understand the relative size and expansion or contraction of these services. In addition, as the other three services have grown, we have begun to view them more as separate products and wanted to afford readers access to management's view of the business as we see it evolving. Although we have begun to adopt certain procedures that are intended to afford additional insight into operating performance for each of the services, this information is not currently available. At December 31, 2004 (and June 30, 2005), we did not have the ability to produce operating or financial information by transportation service.

   As set forth in SFAS 131, an operating segment is a component of an enterprise:

•	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transaction with other components of the same enterprise);

•	whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

•	For which discrete financial information is available.

   The Company meets the first criterion with respect to each of its four services, as it earns revenues and incurs expenses in each of the four areas (although those costs and expenses are not currently available.

David R. Humphrey, Branch Chief
July 20, 2005

   However, with respect to the second and third criteria, the Company's operating results and key performance indicators are analyzed on a consolidated basis or on a subsidiary basis, rather than by transportation service, by senior management, the Company's Chief Operating Decision Maker (CODM), to make decisions regarding operating results or for allocation of resources. Moreover, the information is not available in the Company's reporting system in sufficient detail to analyze operating profit discretely by service type and is therefore not utilized by the CODM for analysis of operating results.

   Our operations are conducted through two operating subsidiaries - Covenant Transport, which generated 88% of our revenue in 2004, and Southern Refrigerated Transport, which generated 12% of our revenue in 2004. We believe each of the two subsidiaries meets the definition of an operating segment. However, these two operating segments are aggregated in accordance with Paragraph 17 of SFAS 131. As discussed in Paragraph 17, two or more operating segments may be aggregated into a single operating segment if the segments have similar economic characteristics and are similar in each of the following areas:

1)	Nature of product and services
2)	Nature of the production process
3)	Type or class of customer for their products and services
4)	Methods used to distribute their products or provide their services
5)	The nature of the regulatory environment

Our two operating segments satisfy all five elements. In particular: (1) Both subsidiaries have the same nature of services - over-the-road truckload freight transportation to customers throughout much of the United States. (2) Neither subsidiary has a production process. (3) Both subsidiaries have the same class of customer - shippers of truckload quantities in non-local movements. (4) Both subsidiaries use the same methods to provide their services - they are asset-based truckload carriers that use the same types of tractors, trailers (though only some of Covenant's are refrigerated), drivers, dispatching, billing, collecting, and marketing. (5) Both subsidiaries are regulated under the same federal and state regulatory regimes - principally the Department of Transportation and similar state agencies.

  Based on the foregoing, the Company believes the presentation of its operations as one segment, the transportation of goods, is appropriate.

Goodwill, page 44

5.         Question:

You state that, under SFAS 142, you are required to evaluate goodwill and other intangible assets with indefinite useful lives for impairment on an annual basis, with any resulting impairment recorded as a cumulative effect of a change in accounting principle. While this would be true of an impairment loss recognized as a result of the transitional impairment test, we would generally expect subsequent goodwill impairment losses to be reported as a component of income from operations before income tax as described in paragraph B183 of SFAS 142. Please revise to clarify or supplementally explain why you believe the above referenced guidance is inappropriate.

   Answer:

   We agree with your comment and would propose to make the suggested change in future filings.

David R. Humphrey, Branch Chief
July 20, 2005

OTHER COMMENTS

   Pursuant to the Staff's request, the Company hereby acknowledges that:

1.     The Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;
2.     Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
3.     The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   We hope the information contained in this letter provides the desired information in response to the Staff's comments. As noted above, we do not believe any amendment of the Form 10-K is required and respectfully request that any changes in disclosure be prospective only. If you have further questions or comments regarding the above, please contact me at 423-825-3336.

Respectfully,
/s/ Joey B. Hogan Joey B. Hogan Chief Financial Officer

c:   Joe Reid (KPMG LLP)
      Mark A. Scudder (Scudder Law Firm P.C., L.L.O.)